April 10, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention: Doris Stacey Gama

Re:	LENZ Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-286398
Acceleration Request
Requested Date:    April 14, 2025
Requested Time:    4:00 p.m. Eastern Time, or as soon thereafter as practicable
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, LENZ Therapeutics, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-3 (File No. 333-286398) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Ben Capps at (858) 350-2237.

Sincerely,

LENZ THERAPEUTICS, INC.

	By:	/s/ Evert Schimmelpennink
Evert Schimmelpennink
Chief Executive Officer

cc:	Daniel Chevallard, LENZ Therapeutics, Inc.
Dan Koeppen, Wilson Sonsini Goodrich & Rosati
Ben Capps, Wilson Sonsini Goodrich & Rosati